Exhibit 99.77K(i)

Sub-Item 77K - Changes in Registrant’s Certifying Accountant

On June 4, 2015, Ernst & Young, LLP (“E&Y”) resigned as the registrant’s independent registered public accounting firm. The resignation of E&Y was not the result of any disagreement with management.  During the fiscal years ended October 31, 2014 and October 31, 2013, E&Y's audit reports contained no adverse opinion or disclaimer of opinion; nor were the reports qualified or modified as to uncertainty, audit scope, or accounting principles.  Further, there were no disagreements between the Registrant and E&Y on accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of E&Y, would have caused it to make reference to the disagreements in connection with their reports.

During the annual audit of the registrant’s 2014 financial statements, E&Y identified a material weakness in the registrant’s internal controls related to the calculation of performance returns. Since October 31, 2014, and prior to the issuance of the Registrant’s financial annual report, the Registrant’s management has remediated its existing controls to review the calculation of total investment return to determine that the calculation is performed using inputs in accordance with the registrant’s dividend re-investment plan.

On June 2, 2015, the Audit Committee of the Board of Directors of the Registrant and the Board of Directors of the Registrant approved the selection of McGladrey LLP as the Registrant's independent registered public accounting firm to audit the Registrant's financial statements for its fiscal year ending October 31, 2015.